Exhibit 12.1

LaSalle Hotel Properties

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited) (Dollars in Thousands)

	For the nine months ended September 30, 2008	For the year ended December 31,
		2007	2006	2005	2004	2003
						(A)
Net income applicable to common shareholders	$18,248	$61,543	$73,456	$20,767	$10,691	$28,036
Discontinued operations	—	(30,532)	(3,689)	(3,040)	(5,991)	(37,933)
Income tax expense (benefit)	650	3,075	(277)	(1,979)	(3,499)	(5,410)
Minority interest	4,116	6,368	4,622	1,693	265	20
Equity in earnings of unconsolidated entities	—	(27)	(38,420)	(753)	(853)	(304)
Impairment of investment in hotel property	—	—	—	—	—	2,453
Fixed charges	55,857	74,804	70,601	40,158	28,660	27,255
Amortization of capitalized interest	367	205	349	405	517	545
Distributed income in earnings of unconsolidated entities	18	27	39,398	1,116	3,000	1,396
Capitalized interest	(2,774)	(4,171)	(2,589)	(1,178)	(783)	(289)

Earnings	$76,482	$111,292	$143,451	$57,189	$32,007	$15,769

Fixed Charges
Interest	35,204	44,911	39,849	21,811	13,077	12,650
Capitalized interest	2,774	4,171	2,589	1,178	783	289
Amortization of bond premium	—	—	—	—	—	—
Amort. of discounts and capitalized cost related to indebtness	1,006	1,378	2,559	2,540	2,268	3,511
Preference security dividends	16,873	24,344	25,604	14,629	12,532	10,805

Total fixed charges and preference security dividends	$55,857	$74,804	$70,601	$40,158	$28,660	$27,255

Ratio of earnings to combined fixed charges and preferred stock dividends	1.4	1.5	2.0	1.4	1.1	0.6

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2003 was approximately $11,486.